[Emulex Corporation letterhead]
June 19, 2009
VIA EDGAR
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Soliciting Materials filed pursuant to Rule 14a-12, filed May 26, 2009 Schedule 14D-9/A, filed June 10, 2009 File No. 001-31353
Dear Mr. Duchovny:
          On behalf of Emulex Corporation (the “Company”), this letter is being sent to you to address comments relating to the Soliciting Materials filed pursuant to Rule 14a-12, filed on May 26, 2009, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 2, 2009 (the “June 2 Staff Letter”) and the comment relating to the Schedule 14D-9/A, filed on June 10, 2009, received from the Staff by letter dated June 12, 2009 (the “June 12 Staff Letter,” and together with the June 2 Staff Letter, the “Staff Letters”). As you discussed with our outside counsel, we previously responded to comments 1 and 2 of the June 2 Staff Letter by our letter dated June 9, 2009. This letter responds to the remaining comments: comments 3 — 7 of the June 2 Staff Letter; and the comment in the June 12 Staff Letter. The numbering of the paragraphs below corresponds to the numbering of the Staff Letters. The comments in the Staff Letters have been incorporated into this response letter for your convenience.
June 2 Staff Letter
Soliciting Materials filed pursuant to Rule 14a-12 filed May 26, 2009
3.	Please provide us supplemental support for the following statements in your soliciting materials:
•	relating to the “feedback [you] have been receiving from many” of your security holders regarding your “value creation strategy,”

Daniel F. Duchovny
June 19, 2009

•	the “broad support” for your board’s unanimous recommendation to reject Broadcom’s offer,

•	that the security holders you “have spoken with that [they] agree that Broadcom’s offer significantly undervalues Emulex and that it is an opportunistic attempt to capture significant value that rightly belongs to” them.

•	that “. . .industry leading OEMs are signing up with [you] in this exciting new growth opportunity [the converged networking market], which demonstrates a clear validation of our unique approach to the emerging 10Gb/s Ethernet market.”
          Emulex Response
          With respect to the information quoted in the first three bullet points of comment 3, we supplementally advise the Staff that such information was conveyed in oral statements by certain of the Company’s institutional stockholders at one-on-one meetings between such stockholders and senior executives of the Company on May 19th, 20th, and 21st in New York City and Boston. The Company’s executives met with stockholders owning approximately 39 million shares of the Company’s common stock (or approximately 47% of the outstanding shares). The statements in the first three bullets above describe the general sentiments of stockholders consistent with such stockholders’ statements to the Company’s executive officers.
          With respect to the information quoted in the last bullet point of comment 3, as noted in our response to prior comment 4, the Company has received 12 design wins from large multinational original equipment manufacturers. For independent support of this statement, please refer to the Needham & Company report provided in response to comment 5 below, which supports the Company’s disclosure, stating “[o]ur independent checks corroborate [that] ELX has been effective [in] achieving significant new business from Tier 1 vendors in 10GE although difficult to quantify.”

Daniel F. Duchovny
June 19, 2009

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note, for example, your assertions or beliefs that:
•	Broadcom’s nominees to your board, if elected, will pursue Broadcom’s “self-serving agenda of acquiring Emulex on-the-cheap to the detriment of Emulex’s stockholders.”

•	“. . . providing [a] consent to Broadcom will increase Broadcom’s leverage and provide no benefit to . . .” Emulex’s security holders.
          Emulex Response
          On June 15, 2009, the Company filed a stockholder letter under cover of Schedule 14A (the “Stockholder Letter”), substantially qualifying the points made by the quotes set forth in the bullet points above as beliefs. The substance of the first bullet point above is qualified as a belief in the first paragraph of the Stockholder Letter, by the statement that “[i]f elected, we believe their nominees will pursue Broadcom’s self serving agenda of acquiring Emulex on-the-cheap to your detriment” (emphasis added). The substance of the second bullet point above is qualified as a belief in the last paragraph on page 1 of the Stockholder Letter, by the statement that “[w]e believe their solicitation comes with strings attached — your consent would provide Broadcom leverage over the Company and further their inadequate offer” (emphasis added). The Company intends to continue to qualify its judgments about the merits of Broadcom’s offer and Broadcom’s intentions with respect to the Company as beliefs.
          As to factual support for the statements quoted in comment 4, the Company believes that support for the statements is set forth in the Company’s definitive consent revocation statement on Schedule 14A, filed with the Commission on June 15, 2009 (the “Consent Revocation Statement”), and in the definitive consent solicitation materials filed by Broadcom Corporation (“Broadcom”) with the Commission on June 9, 2009 (the “Broadcom Consent Statement”). The above statements represent conclusions drawn from the arguments set forth under “Reasons to Reject Broadcom’s Proposals” in the Consent Revocation Statement.
          The Company believes that the reasons for rejection of Broadcom’s offer set forth in the Consent Revocation Statement, combined with Broadcom’s own statements, provide a reasonable basis for the assertion cited in the first bullet point above. In particular, as described in detail in the Consent Revocation Statement, the Company believes that Broadcom’s offer of $9.25 per share significantly undervalues the Company’s long-term prospects and does not adequately compensate the Company’s stockholders for their shares. Additionally, on page 6 of the Broadcom Consent Statement, at the bottom of the first paragraph, Broadcom states that it

Daniel F. Duchovny
June 19, 2009

expects its nominees to take such actions as may be necessary to approve its offer, which, for the reasons listed above, the Company believes is inadequate. Accordingly, the Company believes that there is ample support in the related soliciting materials for the assertion in the first bullet point above.
          With regard to the assertion cited in the second bullet point (i.e., that providing a consent to Broadcom will increase Broadcom’s leverage and provide no benefit to Emulex’s stockholders), the Company believes that support for this assertion is self-evident. Such increased leverage would make the success of Broadcom’s offer more likely because it would increase the chance that the Company’s board of directors would be replaced, and that new directors would be elected who may, according to Broadcom’s statement on page 6 of the Broadcom Consent Statement, be expected to approve Broadcom’s offer. Such prospect may push the Company’s directors to negotiate a transaction with Broadcom under pressure and at a disadvantageous time, rather than risk being replaced and Broadcom’s offer being accepted by replacement directors without further negotiation. Because increasing Broadcom’s leverage obviously reduces the ability of the Company’s directors to obtain a price from Broadcom that reflects the true value of the Company, and thus increases Broadcom’s ability to purchase the Company at an inadequate price, consenting to Broadcom’s proposals provides no benefit to the Company’s stockholders.
5.	Please provide us a supplemental copy of the report from Needham & Company you cite in this correspondence with the cited language marked.
          Emulex Response
          A copy of the report of Needham & Company, with cited language marked, is being furnished supplementally to the Staff under separate cover pursuant to Rule 12b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Daniel F. Duchovny
June 19, 2009

6.	Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure in paragraphs 4, 9 (lead-in language and fourth bullet point), 10, 26, and 29-34 of the complaint filed as soliciting materials on May 26, 2009.
          Emulex Response
          In regard to the Staff’s comments with respect to the complaint filed in the United States District Court for the Central District of California on May 15, 2009 (as subsequently amended on June 12, 2009, the “Complaint”), we note that paragraphs 4, 9 and 10 (now paragraph 11 in the Complaint, as amended) are introductory statements that provide a general overview of the claims alleged. These allegations are supported by the more detailed factual statements found later in the Complaint. See, e.g., paragraphs 14-36 of the Complaint. With respect to former paragraph 26, and former paragraphs 29-34, of the Complaint, the Company believes that the statements of the Company made in such paragraphs are supported by the sources cited therein. Copies of the sources that support the factual statements found in the Complaint are being furnished supplementally to the Staff under separate cover pursuant to Rule 12b-4 under the Exchange Act. The Complaint, as amended, was filed under cover of Schedule 14A on June 15, 2009.
7.	On a related matter, we note that the language quoted in paragraph 33 from the November 22, 2002 article in Light Reading includes only a portion of the language appearing in the article: we note that the complete quote is “It’s closed. You’re right, it was originally NewPort Comm. Everyone’s laid off, except FAEs and Sales. They also took reductions in force; some volunteered for that. If you need someone or something, let me know, perhaps I can help. I have a few home #s etc.” (emphasis added on omitted language). Please revise this statement and all other quoted language to include all additional language that would provide context to the selected disclosure or that would clarify any qualifications made by the cited sources. In this respect, refer also to the quote attributed to Mr. Samueli in paragraph 34.
          Emulex Response
          The Company has filed an amended Complaint in which paragraphs 33 and 34 thereof have been revised to provide additional language relating to the quotes cited by the Staff. Please see paragraphs 34 and 35 of the Complaint. The Company has reviewed other quotes in the Complaint and does not believe that additional language is necessary in order to provide context to the selected disclosure or to clarify qualifications made by the cited sources.

Daniel F. Duchovny
June 19, 2009

June 12 Staff Letter
1.	We reissue prior comment 2 in which we asked for support for your response that “substantially all of the design wins awarded to the Company by these customers in the past have resulted in incorporation of the Company’s products into the customers’ products, with resulting revenues.” Please provide us supplementally support showing how the specific design wins awarded by large multinational OEMs resulted in your products being incorporated into the OEM’s products and how that resulted in revenues.
          Emulex Response
          In response to the Staff’s comment, enclosed are design win award letters and a revenue chart for the corresponding products that together support the Company’s statements regarding design wins resulting in revenues. We note that the Company’s customers are transitioning from 4 GB Host Bus Adapters to 8 GB Host Bus Adapters, and the Company’s 8 GB Host Bus Adapter design win and subsequent revenues are evidence of its ability to convert design wins in that technological transition into revenues. The above information is being furnished supplementally to the Staff under separate cover pursuant to Rule 12b-4 under the Exchange Act.
* * * * *

Daniel F. Duchovny
June 19, 2009

     Please direct any questions regarding this response letter to Michelle A. Hodges or David C. Lee, of Gibson, Dunn & Crutcher LLP, the Company’s outside counsel, whose contact information is indicated on the cover page of the Schedule 14D-9.

Very truly yours,
/s/ Randall G. Wick

Randall G. Wick
Senior Vice President, General Counsel

cc:	Jonathan K. Layne, Gibson, Dunn & Crutcher LLP Michelle A. Hodges, Gibson, Dunn & Crutcher LLP David C. Lee, Gibson, Dunn & Crutcher LLP